Huntington Asset Services, Inc.
2960 N. Meridian St. Ste. 300
Indianapolis, IN 46208

November 27, 2012

VIA EDGAR

EDGAR Operations Branch

Division of Investment Management

Securities and Exchange Commission

Deborah O’Neal-Johnson, Esq.

Senior Counsel

450 5th Street, NW, 5-6

Washington, DC 20549

Dreman Contrarian Funds

SEC File No. 811-22118

Post-Effective Amendment No. 27

SEC Accession No.: 0001193125-12-352608

CIK 0001405458

Dear Ms. O’Neal-Johnson:

Pursuant to Rule 477 (a) and (c) and Rule 478 of the Securities Act of 1933, as amended, Dreman Contrarian Funds (the “Trust”) hereby requests the withdrawal of Post-Effective Amendment No. 27 to the Trust’s registration statement on Form N-1A filed with the Securities and Exchange Commission on August 13, 2012. The Trust has subsequently decided to abandon the securities offering as detailed in Post-Effective Amendment No. 27 and it should be withdrawn.

The Amendment has not yet been declared effective and no securities have been sold pursuant to such Amendment.

The Registrant further requests that:

1. The Commission find that the withdrawal of Post-Effective Amendment No. 27 to the Trust’s Registration Statement on Form N-1A is consistent with the public interest and the protection of investors; and

2. The Commission consent to the withdrawal of Post-Effective Amendment No. 27 and issue an order granting such withdrawal to be included in the files of the Commission for the Amendment stating “Withdrawn upon request of the Registrant, the Commission consenting thereto.”

Huntington Asset Services, Inc.
2960 N. Meridian St. Ste. 300
Indianapolis, IN 46208
Dreman Contrarian Funds
SEC File No. 811-22118
Page 2

In accordance with Rule 478(c) under the 1933 Act, this request is made by the undersigned as the Chief Executive Officer of the Trust, for and on behalf of the Trust.

If you have any questions regarding this application for withdrawal, please contact me at (614) 480-3943.

Sincerely,

/s/ R. Jeffrey Young

R. Jeffrey Young
Chief Executive Officer

cc:	Mr. Salvatore Faia, Viligent Compliance Services, Chief Compliance Officer

Huntington Asset Services, Inc. is a wholly owned subsidiary of Huntington Bancshares Incorporated.